EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three months ended April 30, 2020 and 2019

(Expressed in Canadian Dollars)

(Unaudited)

(Amended and Restated)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The Condensed Consolidated Interim Financial Statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards, and reflect management’s best estimates and judgment based on information currently available.

Management has developed, and is maintaining, a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at April 30, 2020, and for the periods ended April 30, 2020 and 2019, have been reviewed but not audited.

“David Wolfin”	“Nathan Harte”
David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
September 14, 2020	September 14, 2020

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in Canadian dollars)

	Note	April 30, 2020	January 31, 2020
		(Unaudited) (Restated – Note 13)
ASSETS
Current assets
Cash and cash equivalents	13	$12,108,788	$10,688,861
Other amounts receivable		18,080	8,369
Prepaid expenses		632,631	389,742
Total current assets		12,759,499	11,086,972

Exploration and evaluation assets	3	293,877	280,079
Royalty receivable	4	4,474,307	4,205,261
Investments	5	1,382,500	2,674,862
Deferred tax asset		7,897	-
Total assets		$18,918,080	$18,247,174

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$57,629	$56,548
Amounts payable to related parties	7	11,250	15,000
Total current liabilities		68,879	71,548

Deferred tax liability		-	44,000
Total liabilities		68,879	115,548

EQUITY
Share capital	6	43,131,035	43,043,557
Equity reserves		1,249,636	1,297,224
Accumulated other comprehensive income		23,707	31,062
Accumulated deficit	13	(25,565,497)	(26,250,537)
Equity attributable to shareholders of the Company		18,838,881	18,121,306
Equity attributable to non-controlling interests		10,320	10,320
Total equity		18,849,201	18,131,626
Total liabilities and equity		$18,918,080	$18,247,174

Commitments – Note 8

Restatement – Note 13

Approved by the Board of Directors on September 14, 2020:

/s/ David Wolfin	Director	/s/ Ronald Andrews	Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

3

CORAL GOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

For the three and three months ended April 30, 2020 and 2019

(Expressed in Canadian dollars - unaudited)

		Three months ended April 30,
	Note	2020	2019
		(Restated – Note 13)
Operating and administrative expenses
Consulting fees		$16,806	$22,193
Directors' fees		11,250	15,000
Investor relations		37,225	12,550
Listing and filing fees		12,969	10,187
Management fees		30,000	18,000
Office and miscellaneous		34,504	27,497
Professional fees		3,763	13,897
Salaries and benefits		68,468	47,590
Share based payments		106,537	93,341
Travel		14,842	12,747
		336,364	273,002

Loss before other items		(336,364)	(273,002)
Other items
Finance income		53,346	48,597
Foreign exchange gain	13	914,582	460,352
Interest income		45,376	12,597
Net Income		676,940	248,544

Other comprehensive income (loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	5	(7,355)	67,900
Total comprehensive income		$669,585	$316,444
Income per share (basic and diluted)		$0.01	$0.01
Weighted average number of common shares outstanding
Basic		46,154,230	48,032,905
Diluted		47,469,370	48,476,504

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total Equity
Balance, January 31, 2019		48,043,337	$43,833,127	$1,095,977	$96,714	$1,192,691	$4,611	$(25,784,792)	$10,320	$19,255,957
Exercise of stock options		810,000	332,100	(137,700)	-	(137,700)	-	-	-	194,400
Common shares returned to treasury	6	(706,000)	(248,663)	-	-	-	-	-	-	(248,663)
Less: Share issuance costs		-	(2,823)	-	-	-	-	-	-	(2,823)
Expired or cancelled stock options		-	-	(56,150)	-	(56,150)	-	56,150	-	-
Share-based payments		-	-	93,341	-	93,341	-	-	-	93,341
Unrealized gain (loss) on investment securities, net of tax		-	-	-	-	-	67,900	-	-	67,900
Net income for the period		-	-	-	-	-	-	248,544	-	248,544
Balance, April 30, 2019		48,147,337	$43,913,741	$995,468	$96,714	$1,092,182	$72,511	$(25,480,098)	$10,320	$19,608,656

Balance, January 31, 2020		46,346,837	$43,043,557	$1,200,510	$96,714	$1,297,224	$31,062	$(26,250,537)	$10,320	$18,131,626
Exercise of stock options		472,500	316,900	(146,025)	-	(146,025)	-	-	-	170,875
Common shares returned to treasury	6	(466,500)	(227,556)	-	-	-	-	-	-	(227,556)
Less: Share issuance costs		-	(1,866)	-	-	-	-	-	-	(1,866)
Expired or cancelled stock options		-	-	(8,100)	-	(8,100)	-	8,100	-	-
Share-based payments		-	-	106,537	-	106,537	-	-	-	106,537
Unrealized gain (loss) on investment securities, net of tax		-	-	-	-	-	(7,355)	-	-	(7,355)
Net income for the period		-	-	-	-	-	-	676,940	-	676,940
Balance, April 30, 2020		46,352,837	$43,131,035	$1,152,922	$96,714	$1,249,636	$23,707	$(25,565,497)	$10,320	$18,849,201

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

		Three months ended April 30,
	Note	2020	2019

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$676,940	$248,544
Adjustments for non-cash items:
Share-based payments		106,537	93,341
Foreign exchange gain		(267,597)	(457,158)
Finance income		(53,346)	(48,597)
		462,534	(163,870)

Net change in non-cash working capital	11	(255,267)	43,239

		207,267	(120,631)

Investing Activities
Expenditures on exploration and evaluation assets		(13,798)	-
Decrease in term deposits		-	3,068,172
Proceeds on sale of investments		1,296,185	-
		1,282,387	3,068,172

Financing Activities
Issuance (repurchase) of shares for cash, net		(58,547)	(57,086)

Effect of exchange rate fluctuations on cash and equivalents		(11,180)	422,849

Net increase (decrease) in cash and equivalents		1,419,926	3,313,304

Cash and cash equivalents, beginning of period		10,688,861	8,308,884
Cash and cash equivalents, end of period		$12,108,788	$11,622,188

Cash and cash equivalents consists of:
Cash		$668,482	$4,479,691
Term deposits maturing in less than 90 days		11,440,306	7,142,497
		$12,108,788	$11,622,188

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

6

CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCQX, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or alternatively the ability of the Company to raise financing.

2. BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidate financial statements of the Company. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s January 31, 2020, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These consolidated financial statements are expressed in Canadian dollars, the Company’s presentation currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements as if the policies have always been in effect, other than those described below:

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the three months ended April 30, 2020, are consistent with those applied and disclosed in Note 3 to the Company’s audited consolidated financial statements for the year ended January 31, 2020.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

Basis of Consolidation

The Condensed Consolidated Interim Financial Statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation*	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

__________

*Coral Energy Corporation of California was dissolved on December 30, 2019

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

3. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Ruf & Norma Sass Claims	Eagle & JDN Claims	Robertson Royalty Interest	Total

Balance, January 31, 2019	$183,949	$52,937	$1	$236,887

Exploration costs during the year:
Consulting	-	13,612	-	13,612
Drilling	-	-	-	-
Royalties	4,686	-	-	4,686
Taxes, licenses and permits	8,294	16,600	-	24,894

Balance, January 31, 2020	$196,929	$83,149	$1	280,079

Exploration costs during the year:
Sampling	-	13,798	-	13,798

Balance, April 30, 2020	$196,929	$96,947	$1	293,877

The Company has certain interests in 108 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a) Norma Sass Property – 100% interest

The Company holds a 100% interest in the 36 Norma Sass mining claims located in Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

Subsequent to April 30, 2020, the Company exercised the option to purchase the Norma Sass claims, gaining full title to the mineral claims. A Quitclaim deed was made effective May 1, 2020, and duly registered with the Lander County and Nevada Bureau of Land Management, effectively releasing the Company of any obligation to the previous owners with respect to any advance payments of the mineral claims, and transferring full title to the Company.

b) JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

c) Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

d) Robertson Property – Royalty interest

The Company holds a 1.00% to 2.25% NSR royalty on the Robertson Property, located in Lander County, Nevada.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00 $1,200.01 to $1,400.00 $1,400.01 to $1,600.00 $1,600.01 to $1,800.00 $1,800.01 to $2,000.00 Over $2,000.00	1.00% 1.25% 1.50% 1.75% 2.00% 2.25%

Pursuant to the Agreement, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to the Company of US$0.5 million, which will be non-refundable and fully credited against any future obligations under the NSR.

The fair value of the royalty receivable (Note 4) was estimated based on the present value of the advance royalty payments, using a discount rate of 5.04%, and has been accounted for as a financial instrument.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

4. ROYALTY RECEIVABLE

The Company holds a 1.00% to 2.25% NSR royalty on the Robertson Property, located in Lander County, Nevada. See Note 3 for details on the royalty interest.

A reconciliation of the royalty receivable is as follows:

	April 30, 2020	January 31, 2020

Beginning balance	$4,205,261	$3,969,356
Finance income	53,346	198,406
Change in foreign exchange rate	215,700	37,499
	$4,474,307	$4,205,261

5. INVESTMENTS

a) Common shares

At April 30, 2020, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Discovery Metals Corp.	20,350	$1,957	$7,404	$9,361
VBI Vaccines Inc.	2,000	4,231	(838)	3,394
		$6,188	$6,566	$12,755

At January 31, 2020, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Discovery Metals Corp.	20,350	$1,957	$11,881	13,838
VBI Vaccines Inc.	2,000	4,232	(1,492)	2,740
		$6,189	10,389	$16,578

During the three months ended April 30, 2020, the Company recorded an unrealized loss of $3,823 (2019 – $427) on investments in marketable securities, representing the change in fair value during the year.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

b) Other investments

During the year ended January 31, 2020, the Company purchased US$2,000,000 ($2,646,600 based on the closing US dollar to Canadian dollar exchange rate at January 31, 2020) in principal-protected notes that mature on November 22, 2021.

During the three months ended April 30, 2020, the Company sold US$1,000,000 of these notes for a realized gain of US$14,000 ($19,272 based on the average US dollar to Canadian dollar exchange rate during the period). The Company also recorded $45,391 in unrealized interest income on the appreciation of these investments. As at April 30, 2020, the fair value of the remaining investments was $1,369,745.

6. SHARE CAPITAL AND SHARE-BASED PAYMENTS

a) Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b) Issued during the three months ended April 30, 2020, and the year ended January 31, 2020

During the three months ended April 30, 2020, the Company issued 472,500 common shares upon the exercise of stock options for gross proceeds of $170,875.

During the year ended January 31, 2020, the Company issued 840,000 common shares upon the exercise of stock options for gross proceeds of $205,425.

c) Share repurchases and cancellations

Normal Course Issuer Bids (“NCIB”)

2019-2020 NCIB

On August 28, 2019, the Company announced that the TSX Venture Exchange (“TSX-V”) has accepted the Company’s notice for its third normal course issuer bid (the “Third NCIB”).

Pursuant to the Third NCIB, the Company may purchase up to 2,950,485 common shares up until August 28, 2020, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the three months ended April 30, 2020, the Company purchased and cancelled 466,500 common shares (year ended January 31, 2020 – 2,536,500) pursuant to this NCIB. As at April 30 and January 31, 2020, the Company held no treasury shares associated with this NCIB.

d) Share purchase warrants

The Company had no share purchase warrants issued or outstanding at April 30, 2020, or January 31, 2020.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

e) Stock options

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year, unless a separate vesting schedule is otherwise specified by the Board of Directors. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

The stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding and exercisable, January 31, 2019	4,650,000	$0.31
Granted	1,120,000	$0.41
Exercised	(840,000)	$0.24
Cancelled	(275,000)	$0.34
Expired	(60,000)	$0.29
Stock options outstanding and exercisable, January 31, 2020	4,595,000	$0.36
Exercised	(472,500)	$0.36
Cancelled	(30,000)	$0.38
Expired	-	-
Stock options outstanding and exercisable, April 30, 2019	4,092,500	$0.34

A summary of stock options outstanding as at April 30, 2020 is as follows:

		Outstanding		Exercisable
Expiry Date	Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Outstanding	Weighted Average Remaining Contractual Life (Years)

October 6, 2020	$0.125	100,000	0.44	100,000	0.44
October 6, 2020	$0.150	100,000	0.44	100,000	0.44
October 6, 2020	$0.175	100,000	0.44	100,000	0.44
October 6, 2020	$0.200	100,000	0.44	100,000	0.44
October 6, 2020	$0.225	100,000	0.44	100,000	0.44
July 5, 2022	$0.355	1,195,000	2.18	1,195,000	2.18
September 4, 2023	$0.380	1,080,000	3.35	1,080,000	3.35
January 25, 2024	$0.390	200,000	3.74	200,000	3.74
November 14, 2024	$0.410	1,117,500	4.55	279,375	4.55
		4,092,500	3.00	3,254,375	2.75

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

7. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a) Key management personnel

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the three months ended was as follows:

	April 30, 2020	April 30, 2019

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$41,250	$33,000
Other members of key management	29,828	15,062

Share-based payments
Members of the Board of Directors	85,610	49,948
Other members of key management	10,939	4,495
	$167,627	$102,505

b) Amounts due to/from relates parties

In the normal course of operations, the Company transacts with companies with directors or officers in common.

The following amounts are payable to related parties:

	April 30, 2020	January 31, 2020
Directors	$11,250	$15,000
Oniva International Services Corp.	-	-
	$11,250	$15,000

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 8. The transactions with Oniva during the three months ended April 30, are summarized below:

	April 30, 2020	April 30, 2019
Salaries and benefits	$67,414	$47,454
Office and miscellaneous	48,483	31,737
	$115,897	$79,191

Salaries and benefits above include $29,828 (2019 - $15,062) for key management personnel compensation that has been included in Note 7(a).

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

8. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months’ notice by either party. David Wolfin, President & CEO, and a director of the Company is the sole owner of Oniva. Transactions and balances with Oniva are disclosed in Note 7.

9. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The estimated fair value of the royalty receivable approximates its carrying value based on current market rates for similar instruments.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents are exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk also exists with respect to the Company’s royalty receivable (see Note 4). The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	April 30, 2020	January 31, 2020

Cash and cash equivalents	$12,108,788	$10,688,681
Investments (Note 5(b))	1,382,500	2,658,284
Royalty receivable	4,474,307	4,205,261
Total	$17,965,595	$17,552,226

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At April 30, 2020, the Company had working capital of $12,690,620 (January 31, 2020 – working capital of $11,015,424). The Company has cash at April 30, 2020 in the amount of $12,108,788 (January 31, 2020 - $10,688,861) for short-term business requirements. Of this amount, $178,766 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At April 30, 2020, the Company had current liabilities of $68,879 (January 31, 2020 - $71,548). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

c) Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk as at April 30, 2020 and January 31, 2020 on interest earned through its cash and cash equivalents.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, royalty receivable, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	April 30, 2020	January 31, 2020

Cash and cash equivalents	US$8,282,995	US$7,292,870
Royalty receivable	3,216,612	3,177,859
Investments	984,720	2,008,830

Net exposure	US$12,484,327	US$12,479,559

Canadian dollar equivalent	$17,365,699	$16,514,200

Based on the net Canadian dollar denominated asset and liability exposures as at April 30, 2020, a 10% (January 31, 2020 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,736,570 (January 31, 2020 - $1,651,420).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d) Classification of Financial instruments

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at April 30, 2020:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$12,108,788	-	-
Investments	1,382,500	-	-
	$13,491,288	-	-

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company considers its capital structure to consist of the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the three months ended April 30, 2020.

11. SUPPLEMENTARY CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	April 30, 2020	April 30, 2019

Other amounts receivable	$(9,711)	$797
Prepaid expenses	(242,889)	23,488
Accounts payable and accrued liabilities	1,083	7,634
Amounts payable to related parties	(3,750)	11,320
	$(255,267)	$43,239

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the three months ended April 30, 2020 and 2019 (Expressed in Canadian dollars - unaudited)

12. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the three months ended April 30, 2020, and 2019.

The Company has non-current assets other than financial instruments and deferred tax assets in the following geographic locations:

	April 30, 2020	January 31, 2020

Canada	$-	$-
USA	293,877	280,079
	$293,877	$280,079

13. RESTATEMENT

Subsequent to the filing of the condensed interim financial statements for the three months ended April 30, 2020, management identified an error relating to the valuation of its $US denominated cash and cash equivalents. The error resulted in an increase to cash and cash equivalents of $593,798 as at April 30, 2020 and an increase in the foreign exchange gain of $593,798 for the period ended April 30, 2020.

The impact of the restatement is outlined below:

Statement of Financial Position	Previously Reported	Adjustment for Restatement	Restated
Cash and cash equivalents	$11,514,990	$593,798	$12,108,788
Accumulated deficit	$(26,159,295)	$593,798	$(25,565,497)

Statement of Operations and Comprehensive Income
Foreign exchange gain	$320,784	$593,798	$914,582
Net income	$83,142	$593,798	$676,940
Total comprehensive income	$75,787	$593,798	$669,585
Income per share (basic and diluted)	$0.00	$0.01	$0.01

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